Reply to the Attention of	Michael Shannon
Direct Line	(604) 893-7638
Direct Fax	(604) 685-7084
Email Address	michael.shannon@mcmillan.ca
Our File No.	1013719-267267
Date	July 28, 2021

Via EDGAR correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

United States of America  20549

Attention:        Division of Corporate Finance, Office of Life Sciences

Dear Sirs/Mesdames:

Re:

Bright Minds Biosciences Inc.

Registration Statement on Form 20-FR12G

Filed June 17, 2021

File No. 000-56296

Response Letter to SEC Comments of July 16, 2021

We are counsel for and write on behalf of Bright Minds Biosciences Inc. (the "Company") in response to the Staff's letter of July 16, 2021 (the "Comment Letter") from the Division of Corporate Finance, Office of Life Sciences, of the United States Securities and Exchange Commission (the "Commission").

On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, an Amendment No. 1 to the Company's registration statement on Form 20-FR12G filed June 17, 2021 (the "Form 20-FR12G Amendment").

On behalf of the Company, we provide below the Company's item-by-item responses to the comments made in the Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter. We confirm that the disclosure changes described hereinbelow have been made in the Form 20-FR12G Amendment as filed with the Commission.

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July 28, 2021

Commission Comment:

Registration Statements on Form 20-F

Report of Independent Registered Public Accounting Firm, page 0

1. We noted that your Independent Registered Public Accounting Firm opined on consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for the year and period in the 16-month period ended September 30, 2020. It is unclear if your Independent Registered Accounting Firm has audited the financial statements for the period from May 31, 2019 (date of incorporation) to September 30, 2019 on a stand-alone basis. Please have your Independent Registered Public Accounting Firm revise their report to provide an opinion on the financial statements for the period from May 31, 2019 (date of incorporation) to September 30, 2019.

Company Response:

We confirm, on behalf of the Company, that the Company's Independent Registered Public Accounting Firm has revised its report to clarify that the financial statements for the period from May 31, 2019 (date of incorporation) to September 30, 2019 have been audited on a stand alone basis by revising the first paragraph in the auditor's report to replace "for the year and period in the 16-month period ended September 30, 2020" with "for the year ended September 30, 2020 and the period from May 31, 2019 (date of incorporation) to September 30, 2019."

Commission Comment:

Annual Financial Statements

Consolidated Statements of Comprehensive Loss, page 2

2. It appears that you are presenting your expenses by function under paragraph 103 of IAS. Please remove the share-based compensation line item from your statements of comprehensive loss and instead present the expense related to share-based payment arrangements according to their function, or tell us why no revision is necessary.

Company Response:

We confirm, on behalf of the Company, that the "Share-based compensation" line item has been removed from the statements of comprehensive loss and has been included with the "Research and development" line item to which it relates.  We further confirm, on behalf of the Company, that a reference to financial statement note 6 has been added to the "Research and development" line item and the following disclosure has been added to note 6, "(1) Share-based compensation expenses is included in "Research and development" in the consolidated statements of comprehensive loss."

July 28, 2021

Commission Comment:

Item 3. Key Information

Selected financial data, page 6

3. Please revise to disclose the currency used in your selected financial data.

Company Response:

We confirm, on behalf of the Company, that the Company has disclosed the currency used in its selected financial data on page 6 of the Form 20-FR12G Amendment by including "(C$)" on each column.

Commission Comment:

Item 4. Information on the Company, page 19

4. We note your claim here and in Principal Products, page 21, that your Company continues to create "a pipeline of best-in-class 5-HT agonists" and your Company's lead 5-HT2 drug portfolio candidate is a "best in class synthetic 5-HT2C receptor agonist." This term suggests that your product candidates are effective and likely to be approved. The FDA and equivalent foreign regulatory agencies have sole authority to determine safety and efficacy. Please revise your disclosure to remove all statements indicating that your product candidates are safe or effective. For example:

  The Company's patented, lead product candidates have significant advantages of next generation drugs; and

  The off label use of and pilot clinical trial data psilocybin extracts and MMA illustrate the potential for advancing serotoninergic therapies.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure in response to this comment by removing the reference to "best-in-class" and removing the two above noted statements on pages 19 and 21 of the Form 20-FR12G Amendment.

Commission Comment:

5. In order to direct comparisons to other drugs currently available or in development, such comparisons must be based on head to head trials. Given that you have not yet conducted any clinical trials for your product candidates, the following statements are inappropriate and should be removed:

July 28, 2021

  "These designer drug characteristics include reduced cardiac toxicity, improved pharmacokinetics with greater brain penetrance and shorter half-life, as well as higher oral bioavailability. . ."

  "A significant advantage of the Bright Minds molecules is their selectivity for specific 5-HT2A and 5-HT2C receptor subtypes, while avoiding the valvulopathy related to 5-HT2B receptor agonist activity."

Please revise this section to include the studies and data that were conducted to ascertain this information.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure in response to this comment by removing the first above noted statement and revising the second above noted statement on page 21 of the Form 20-FR12G Amendment.

Commission Comment:

6. Please revise your description of psilocybin and MDMA pilot clinical trial data to eliminate the term "encouraging." You may describe the referenced trials and present the objective results that lead you to conclude that the results are encouraging.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure in response to this comment by removing the sentence discussing the "encouraging pilot clinical trial data with psilocybin and Methylenedioxymethamphetamine" on page 21 of the Form 20-FR12G Amendment.

Commission Comment:

7. Please describe your preclinical trials conducted to date for each product candidate included in your pipeline table in page 21. Your descriptions should include a description of the trial design and an objective description of your results.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure in response to this comment by including the preclinical trials conducted to date for each product candidate on page 21 of the Form 20-FR12G Amendment.

Commission Comment:

8. Please revise your pipeline chart to include one column depicting pre-clinical trials and include additional columns for Phase 2 and Phase 3. Additionally, we note your inclusion of your 5-HT2A + 5-HT2C product candidate. Please revise the indication to disclose the specific chronic pain disorder.

July 28, 2021

Company Response:

We confirm, on behalf of the Company, that the pipeline chart has been revised in accordance with the Staff's comment on page 21 of the Form 20-FR12G Amendment.

Commission Comment:

9. We note your disclosures here and in Principal Products, page 21, regarding psychedelic substances. By way of example, we note your statements that:

  "Bright Minds does not advocate for the legalization of psychedelic substances for recreational use or otherwise, and its business is oriented to the discovery of novel serotonergic therapeutics for significant unmet clinical needs rather than the use of substances such as psilocybin or other psychedelics as recreational agents."

  "Bright Minds does not have any direct or indirect involvement with illegal selling, production or distribution of substances in jurisdictions in which it operates."

  "The Company believes its portfolio of selective 5-HT receptor agonists do not face competition from the non-selective 5-HT agonist psychedelic drug psilocybin."

These disclosures seem to suggest that Bright Minds platform may include controlled substances. While the mechanisms and targets of your platform are explained, the identity of your actual product candidates are unclear. Accordingly, please revise this section to clarify what your product candidate is. Additionally, if the Company's product candidates include controlled substances, please add a section indicating the foreign and domestic drug laws that the Company will have to navigate to gain approval and detailing how the Company plans to meet any additional requirements.

Company Response:

We confirm, on behalf of the Company, that the Company creates and tests novel compounds for their effects on the serotonergic system in its efforts to create medication for the treatment of a number of disorders, including epilepsy and seizures, neuropsychiatric disorders, and pain disorders. The Company refers to their products as "next generation psychedelics" because these compounds are engineered to be specific serotonin agonists, meaning they target specific receptor sites (being the 5-HT2C, 5-HT2AC, and 5-HT2A receptors), and so are intended to be an improvement on what psychedelics such as psilocybin are able to accomplish. We confirm, on behalf of the Company, that the Company does not utilize substances that are scheduled under the Controlled Drugs and Substances Act such as psilocybin and instead develops lab-made, proprietary chemical compounds that they are seeking to demonstrate as having serotonergic effects.

July 28, 2021

Commission Comment:

Patents and Patent Applications, page 22

10. Your disclosure on page 22 indicates that on May 26, 2020, the Company signed an agreement (the "Roth Kozikowski Agreement") to license certain intellectual property from UIC. Subsequently, on April 23, 2021, the Company entered into an exclusive license agreement with UIC and obtained an exclusive license to the patents and certain patent applications contemplated under the Roth Kozikowski Agreement. Please file the agreements described in this section as exhibits to the registration statement. Additionally, describe all material terms of both agreements, including amounts paid to date, future potential payments, royalty provisions, term and termination provisions.

Company Response:

We confirm, on behalf of the Company, that the Roth Kozikowski Agreement has been filed as Exhibit 4.25 to the Form 20-FR12G Amendment and the Exclusive License Agreement with UIC has been filed as Exhibit 4.26 to the Form 20-FR12G Amendment.

We further confirm, on behalf of the Company, that the Company has revised its disclosure in response to this comment to describe all material terms of both agreements, including amounts paid to date, future potential payments, royalty provisions and termination provisions on page 24 of the Form 20-FR12G Amendment.

Commission Comment:

Summary Compensation Table, page 43

11. Please update your table to include compensation to Dr. Shreeniwas and Dr. Kozikowski pursuant to the respective consulting agreements.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure in response to this comment and updated the Summary Compensation Table to include compensation for Dr. Shreeniwas and Dr. Kosikowski on page 45 of the Form 20-FR12G Amendment.

July 28, 2021

Commission Comment:

Security Ownership of Certain Beneficial Owners and Management, page 52

12. Please expand your footnote disclosures to identify the person or persons with voting and investment control of the shares held by Sphera Global Healthcare management and OrbiMed Advisors LLC.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure in response to this comment by identifying the person with voting and investment control of the shares held by Shpera Global Healthcare Management and OrbiMed Advisors LLC on page 54 of the Form 20-FR12G Amendment.

Commission Comment:

Item 9. The Offer and Listing, page 54

13. Please clarify if you have applied for listing on Nasdaq and whether your registration is conditioned on obtaining such listing.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure on page 55 of the Form 20-FR12G Amendment to provide that the Company has applied for listing on Nasdaq Capital Market and that registration is not conditioned on obtaining such listing.

Commission Comment:

Item 19. Exhibits, page 67

14. Please file the independent consulting agreements with Dr. Kozikowski and the corporation controlled by Dr. Shreeniwas pursuant to which Dr. Kozikowski will serve as your Chief Science Officer and Dr. Shreeniwas will serve as your Chief Medical Officer.

Company Response:

We confirm, on behalf of the Company, that the consulting agreement with Dr. Kozikowski has been filed as Exhibit 4.2 to the Form 20-FR12G Amendment and the consulting agreement with Revati, Inc. (a corporation controlled by Dr. Shreeniwas) has been filed as Exhibit 4.3 to the Form 20-FR12G Amendment.

July 28, 2021

Commission Comment:

General

15. Pursuant to Section 12(g)(1) of the Exchange Act, your Form 20-FR12G will become effective automatically 60 days after the initial filing date. At that time, you will be subject to the applicable reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 20-FR12G unless you are required to register a class of equity securities under Section 12(g).

Company Response:

We confirm, on behalf of the Company, that the Staff's comment has been noted and thank the Staff for bringing this to the Company's attention.

 On behalf of the Company we sincerely hope and trust that each of the foregoing and the Form 20-FR12G Amendment is clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact either the writer (at (604) 893-7638) or Sasa Jarvis (at (778) 328-1489) of our offices at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Michael Shannon"

Michael Shannon*
for McMillan LLP

Enclosure

cc: The Company; Attention: Ian McDonald (CEO) and Ryan Cheung (CFO)

cc: DeVisser Gray LLP; Attention: Keith MacDonald

* Law Corporation